1902 Building C, King Long International Mansion s 9 Fulin Road, Beijing 100107

People’s Republic of China s (+86) 10-8494 5799

November 22, 2019

VIA EDGAR

Kevin Dougherty

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Recon Technology, Ltd
Registration Statement on Form F-3
File No.: 333-234660

Dear Mr. Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Recon Technology, Ltd hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on November 26, 2019, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Yin Shenping
Yin Shenping
Chief Executive Officer